Exhibit 3.2

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, is made and entered into as of this 21st day of May, 2009, by and between EMTA Holdings, Inc., a Nevada corporation (“EMTA”), and Green Planet Group, Inc., a Nevada corporation and wholly-owned subsidiary of EMTA  (“Green Planet”).

B A C K G R O U N D

WHEREAS, the respective Boards of Directors of EMTA and Green Planet deem it advisable and in the best interests of EMTA and Green Planet (each of which are sometimes referred to herein as the “Constituent Corporations”) that Green Planet merge with and into EMTA (the “Merger”), pursuant to this Agreement and Plan of Merger (the “Plan of Merger”) and the applicable provisions of the Nevada Revised Statutes (the “NRS”); and

WHEREAS, the approval of the shareholders of EMTA is not required pursuant to the NRS.

NOW THEREFORE, in consideration of the foregoing premises, and in reliance on the respective representations, warranties and covenants contained herein, and for other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.           Merger.  The Constituent Corporations shall effect the Merger upon the terms and subject to the conditions set forth in this Plan of Merger.

(a)           The Merger.  At the Effective Time (as hereinafter defined), Green Planet shall be merged with and into EMTA pursuant to this Plan of Merger, the separate corporate existence of Green Planet shall cease and EMTA shall continue as the surviving corporation under the name Green Planet Group Inc., all upon the terms and subject to the conditions provided for in this Agreement and pursuant to the NRS.  EMTA, as it exists from and after the Effective Time, is sometimes hereinafter referred to as the “Surviving Corporation.”

(b)           Effect of the Merger.  The Merger shall have the effect provided therefor by the NRS.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (i) all the rights, privileges, powers and franchises, of a public as well as of a private nature, and all property, real, personal and mixed, and all debts due on whatever account, including without limitation subscriptions to shares, and all other choses in action, and all and every other interest of or belonging to or due to EMTA or Green Planet shall be taken and deemed to be transferred to, and vested in, the Surviving Corporation without further act or deed; and all property, rights and privileges, powers and franchises and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation, as they were of EMTA and Green Planet, and (ii) all debts, liabilities, duties and obligations of EMTA and Green Planet shall become the debts, liabilities, duties and obligations of the Surviving Corporation and the Surviving Corporation shall thenceforth be responsible and liable for all the debts, liabilities, duties and obligations of EMTA and Green Planet and neither the rights of creditors nor any liens upon the property of EMTA or Green Planet shall be impaired by the Merger, and may be enforced against the Surviving Corporation.

(c)           Consummation of the Merger.  Simultaneously with the execution of this Merger Agreement, Articles of Merger shall be filed with the Secretary of State of the State of Nevada in accordance with the provisions of the NRS and the Merger shall become effective upon such filing or at such later time on the date hereof as may be specified in the filing with the Secretary of State of the State of Nevada (the “Effective Time”).  The Surviving Corporation, which shall continue to be governed by the laws of the State of Nevada, hereby agrees that it may be served with process in the State of Nevada in any proceeding for enforcement of any obligation of  EMTA or Green Planet Group, as well as for enforcement of any obligation of the Surviving Corporation arising from the Merger.

2.           Articles of Incorporation; By-laws; Directors and Officers.  The Articles of Incorporation of EMTA from and after the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, except that Article First relating to the name shall be struck and shall be substituted in lieu therefor by Green Planet Group, Inc. The By-laws of the Surviving Corporation from and after the Effective Time shall be the By-laws of EMTA.  The initial directors of the Surviving Corporation shall be the directors of EMTA immediately prior to the Effective Time, in each case until their successors are elected and qualified, and the initial officers of the Surviving Corporation shall be the officers of EMTA immediately prior to the Effective Time, in each case until their successors are duly elected and qualified.

3.           Conversion and Cancellation of Securities.  At the Effective Time, all shares of Green Planet Common Stock issued and outstanding in the name of EMTA shall be cancelled and retired, and no payment shall be made with respect thereto, and such shares shall resume the status of authorized and unissued shares of EMTA Common Stock.

4.           Termination.  This Agreement may be terminated at any time on or before the Effective Time by agreement of the Boards of Directors of the Constituent Corporations.

5.           Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

6.           Waiver.  Any agreement on the part of a party hereto to any extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

7.           Further Assurances.  If at any time the Surviving Corporation, or its successors or assigns, shall reasonably consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its rights, title or interest in, to or under any of the rights, properties or assets of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (b) otherwise carry out the purposes of this Agreement, each Constituent Corporation and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of each Constituent Corporation or otherwise to take any and all such action.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the date first above written.

EMTA Holdings, Inc. a Nevada corporation

By	/s/ Edmond L. Lonergan

Name: Edmond L. Lonergan
Title: Chief Executive Officer

Green Planet Group, Inc. a Nevada corporation

By	/s/ Edmond L. Lonergan

Name: Edmond L. Lonergan
Title: Chief Executive Officer